UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

(Amendment No. 1)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

BioClinica, Inc.

(Name of Subject Company (Issuer))

BC Acquisition Corp. (Offeror)

BioCore Holdings, Inc. (Parent of Offeror)

JLL Partners Fund VI, L.P. (Sponsor)

(Names of Filing Persons)

Common Stock, par value $0.00025 per share

(Title of Class of Securities)

09071B 100

(CUSIP Number of Class of Securities)

BC Acquisition Corp.

BioCore Holdings, Inc.

JLL Partners Fund VI, L.P.

c/o JLL Partners, Inc.

450 Lexington Avenue, 31st Floor

New York, NY 10017

Attention: Daniel Agroskin

Tel: (212) 286-8600

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Robert B. Pincus, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

One Rodney Square

P.O. Box 636

Wilmington, Delaware 19899-0636

(302) 651-3000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$124,987,361.00	$17,048.28

(1)	Estimated solely for purposes of calculating the filing fee. The transaction value was determined by multiplying (x) $7.25 (i.e., the tender offer price) and (y) 17,239,636, the estimated maximum number of shares of BioClinica common stock to be acquired in the tender offer.
(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2013, issued August 31, 2012 by multiplying the transaction value by 0.0001364.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $17,048.28	Filing Party: BC Acquisition Corp.
Form or Registration No.: Schedule TO	Date Filed: February 11, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (together, with any subsequent amendments or supplements hereto, the “Schedule TO”) filed with the Securities and Exchange Commission on February 11, 2013, relating to the offer by BC Acquisition Corp. (the “Purchaser”), a Delaware corporation and direct wholly-owned subsidiary of BioCore Holdings, Inc., a Delaware corporation (“Parent”), to purchase all outstanding shares of Common Stock, par value $0.00025, of BioClinica, Inc., a Delaware corporation (“BioClinica”), and the associated rights to purchase shares of Series A Junior Participating Preferred Stock, par value $0.00025 per share, of BioClinica (collectively, the “Shares”) at a price of $7.25 per Share, net to the seller in cash (less any required withholding taxes and without interest) (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 11, 2013 (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. The information set forth in the Offer to Purchase, including Schedule I thereto, is hereby incorporated by reference with respect to Items 1 through 11 of this Schedule TO, and is supplemented by the information specifically provided therein. Purchaser and Parent are affiliates of JLL Partners Fund VI, L.P. (the “Sponsor”).

ITEM 11.	ADDITIONAL INFORMATION.

Items 11(a)(2) and 11(a)(3) of the Schedule TO are hereby amended and supplemented by adding the following text thereto:

“On February 21, 2013, early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”) applicable to the Offer was granted. Accordingly, the condition to the Offer relating to the expiration or termination of the applicable waiting period under the HSR Act has been satisfied.”

ITEM 12.	EXHIBITS.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(5)(A)	Joint Press Release dated February 21, 2013

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 22, 2013

BC ACQUISITION CORP.

By:	/s/ Michel Lagarde
Name:	Michel Lagarde
Title:	President

BIOCORE HOLDINGS, INC.

By:	/s/ Michel Lagarde
Name:	Michel Lagarde
Title:	President

JLL PARTNERS FUND VI, L.P.

By:	JLL Associates VI, L.P., its general partner

By:	JLL Associates G.P. VI, L.L.C., its general partner

By:	/s/ Paul S. Levy
Name: Paul S. Levy
Title: Managing Member

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated February 11, 2013*

(a)(1)(B)	Form of Letter of Transmittal*

(a)(1)(C)	Form of Notice of Guaranteed Delivery*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(F)	Internal Revenue Service Form W-9 (Request for Taxpayer Identification Number and Certification), including instructions for completing the form*

(a)(1)(G)	Joint Press Release dated January 30, 2013 (incorporated by reference to Exhibit 99.1 to the Schedule TO filed by Parent and Purchaser with the Securities and Exchange Commission on January 30, 2013)*

(a)(1)(H)	Form of Summary Advertisement, published February 11, 2013 in The New York Times*

(a)(1)(I)	Joint Press Release dated February 11, 2013*

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)(A)	Joint Press Release dated February 21, 2013**

(b)	Not applicable

(d)(1)	Agreement and Plan of Merger, dated as of January 29, 2013, among Parent, Purchaser and BioClinica (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by BioClinica with the Securities and Exchange Commission on January 30, 2013)*

(d)(2)	Non-Disclosure Agreement, dated as of October 15, 2012, between BioClinica and JLL Partners, Inc.*

(d)(3)	Letter Agreement re: Non-Disclosure Agreement, dated as of January 3, 2013, between BioClinica and JLL Partners, Inc.*

(g)	Not applicable

(h)	Not applicable

*	Previously filed
**	Filed herewith